Exhibit 12

UNIVERSAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended December 31,		Nine Months Ended December 31,
(in thousands, except for ratios)	2016	2015	2016	2015

Earnings
Pretax income before equity in pretax earnings of unconsolidated affiliates	$79,638	$65,730	$107,209	$90,366
Fixed charges (net of interest capitalized)	4,486	4,695	13,677	13,846
Distribution of earnings from unconsolidated affiliates	5,078	3,422	5,078	3,422
Total Earnings	$89,202	$73,847	$125,964	$107,634

Fixed Charges and Preference Dividends
Interest expense	$4,051	$3,937	$12,440	$11,733
Interest capitalized	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs (1)	—	213	—	638
Interest component of rent expense	435	545	1,237	1,475
Total Fixed Charges	4,486	4,695	13,677	13,846
Dividends on convertible perpetual preferred stock (pretax)	5,673	5,673	17,018	17,018
Total Fixed Charges and Preference Dividends	$10,159	$10,368	$30,695	$30,864

Ratio of Earnings to Fixed Charges	19.88	15.73	9.21	7.77

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	8.78	7.12	4.10	3.49

(1) The Company began reporting the amortization of premiums, discounts, and debt issuance costs in interest expense effective April 1, 2016 (the beginning of fiscal year 2017). No reclassification has been made for prior reporting periods since the amounts are not material.